Exhibit 99.1

Press Release

Innovent and Chi-Med Expand Global Collaboration to Evaluate the Combination of Sintilimab and Surufatinib in Solid Tumors

SUZHOU, CHINA and LONDON, UK, Thursday, October 10, 2019 — Innovent Biologics, Inc. (“Innovent”) (HKEX: 01801) and Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announced the expansion of their global collaboration agreement to evaluate the safety and efficacy of Innovent’s Tyvyt® (sintilimab injection), a fully human anti-programmed cell death protein 1 (anti-PD-1) monoclonal antibody, in combination with Chi-Med’s surufatinib, a novel inhibitor of vascular endothelial growth factor receptor (VEGFR), fibroblast growth factor receptor 1 (FGFR1) and colony stimulating factor-1 receptor (CSF-1R), in patients with advanced solid tumors. The expansion builds on the existing global collaboration agreement between the two companies on sintilimab in combination with Chi-Med’s highly selective VEGFR inhibitor, fruquintinib.

The expansion of the global collaboration will allow Innovent and Chi-Med to jointly explore the potential application of Tyvyt® and surufatinib combination therapy in solid tumors with global unmet medical needs. Clinical studies with this new combination will be conducted both in the United States and in China. The combination of Tyvyt® and surufatinib is expected to have synergistic anti-tumor effects by simultaneously targeting multiple cell types and signaling pathways in the tumor microenvironment. Preclinical studies have suggested that surufatinib is able to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors, all of which could contribute to improve anti-tumor activity of Tyvyt® (sintilimab injection).

“Sintilimab, co-developed by Innovent and Eli Lilly and Company, has gained broad recognition by the market, due to its profiles in safety and efficacy. Through partnership with other companies, we are exploring more sintilimab-based combination therapies. We already saw some promising results out of such combinations,” said Dr. Michael Yu, Chairman and Chief Executive Officer of Innovent. “We are excited to further collaborate with Chi-Med to develop the combination therapy of sintilimab and surufatinib, hoping more patients will benefit from this potential therapy globally.”

“We believe that the future of oncology treatments increasingly lies in combining therapies, utilizing multiple mechanisms of action to greatly improve the treatment of solid tumors,” said Mr. Christian Hogg, Chief Executive Officer of Chi-Med. “Our unique next-generation anti-angiogenesis VEGFR inhibitors, with high selectivity and tolerability, make them ideal candidates for combinations with immunotherapy agents such as PD-1/L1 monoclonal antibodies. Our existing collaboration with Innovent on fruquintinib is progressing well. We are excited to expand our collaboration to include surufatinib and look forward to bringing the benefits of these combined therapies to more patients in China and around the world.”

About Tyvyt® (Sintilimab Injection)

Tyvyt® (sintilimab injection) is an innovative drug jointly developed in China by Innovent and Eli Lilly and Company. Innovent is also conducting clinical studies of sintilimab injection in the United States. Tyvyt® (sintilimab injection) is a type of immunoglobulin G4 monoclonal antibody, which binds to PD-1 molecules on the surface of T-cells, blocks the PD-1/ PD-1 Ligand-1 (PD-L1) pathway and reactivates T-cells to kill cancer cells. Tyvyt® (sintilimab injection) is the only PD-1 antibody in China branded by both a local biopharmaceutical company and a global pharmaceutical company. Tyvyt® (sintilimab injection) has been granted marketing approval by the National Medical Products Administration (NMPA) for relapsed or refractory classical Hodgkin’s lymphoma (r/r cHL) and has been included in the 2019 Guidelines of Chinese Society of Clinical Oncology (CSCO) for Lymphoid Malignancies. Innovent is currently conducting more than 20 clinical studies for sintilimab injection to evaluate its safety and efficacy in a wide variety of cancer indications, including eight registration or pivotal clinical trials.

About Surufatinib

Discovered and developed solely by Chi-Med, surufatinib (previously known as HMPL-012 or sulfatinib) is a novel, oral drug candidate that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, which both inhibit angiogenesis, as well as CSF-1R, which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib’s unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies.

Surufatinib is in several late-stage and proof-of-concept clinical trials in China, for indications such as neuroendocrine tumors and biliary tract cancer. In June 2019, an interim analysis of a Phase III study in patients with non-pancreatic neuroendocrine tumors in China confirmed that the study had met its primary endpoint early. Detailed results from this study were orally presented at the 2019 European Society for Medical Oncology Congress on September 29, 2019, and preparations are underway for a New Drug Application submission in China.

Surufatinib is also in proof-of-concept clinical trials in the United States. Chi-Med currently retains all rights to surufatinib worldwide.

About Innovent

Inspired by the spirit of "Start with Integrity, Succeed through Action,” Innovent’s mission is to develop and commercialize high quality biopharmaceutical products that are affordable to ordinary people. Established in 2011, Innovent is committed to developing, manufacturing and commercializing high quality innovative medicines for the treatment of oncology, autoimmune, metabolic and other major diseases. On October 31, 2018, Innovent was listed on the Main Board of the Stock Exchange of Hong Kong Limited with the stock code: 01801.HK.

Since it was founded, Innovent has developed a fully-integrated platform which includes R&D, CMC (Chemistry, Manufacturing, and Controls), clinical development and commercialization capabilities. Leveraging the platform, the company has built a robust pipeline of 21 innovative assets in the fields of oncology, autoimmune, metabolic diseases and other major therapeutic areas. 16 have entered into clinical development, four have entered Phase III clinical trials, three monoclonal antibodies have their New Drug Application (NDA) under review and three of them have been granted with priority review status, and one, Tyvyt® (sintilimab injection), is now approved for relapsed or refractory classical Hodgkin’s lymphoma (r/r cHL).

Innovent has built an international team of advanced talents in high-end biological drug development and commercialization, including many overseas experts. The company has also entered into strategic collaborations with Eli Lilly and Company, Adimab, Incyte, Hanmi and other international pharmaceutical companies. Innovent strives to work with all relevant parties to help advance China’s biopharmaceutical industry, improve drug availability to ordinary people and enhance the quality of the patients’ lives. For more information, please visit: www.innoventbio.com.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 470 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward‑looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward‑looking statements reflect Chi‑Med’s current expectations regarding future events, including its expectations for the clinical development of surufatinib and fruquintinib, including in combinations with sintilimab, plans to initiate further clinical studies for surufatinib and fruquintinib as monotherapies or in combinations, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward‑looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate surufatinib and fruquintinib as monotherapies or in combinations to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of surufatinib and fruquintinib for a targeted indication and the sufficiency of funding. In addition, as the combination studies rely on the use of sintilimab as a combination therapeutic with surufatinib and fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and regulatory approval of sintilimab.  Existing and prospective investors are cautioned not to place undue reliance on these forward‑looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi‑Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi‑Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Innovent Contacts

Media:

pr@innoventbio.com

+86 512-6956 6088

Investors:

ir@innoventbio.com

+86 512-6956 6088

Chi-Med Contacts

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500